Exhibit 99.1

MakeMyTrip Limited Announces Changes in Shareholding between Naspers and Ctrip

New York and New Delhi, April 26th, 2019 MakeMyTrip Limited (Nasdaq: MMYT) (“MakeMyTrip”) today announced a change in the company’s shareholding as Naspers Limited (“Naspers”) and Ctrip.com International, Ltd. (Nasdaq: CTRP) (“Ctrip”) entered into a share exchange transaction agreement.

Naspers will exchange its entire shareholding in MakeMyTrip for newly issued shares of Ctrip and Ctrip will acquire Naspers’ current shareholding in MMYT. Concurrent with the share exchange, Ctrip will invest certain ordinary shares and class B shares of MakeMyTrip in a third-party investment entity. Following the transaction, Naspers will own 5.6% of Ctrip’s outstanding ordinary shares, and Ctrip and the third-party investment entity will own ordinary shares and class B shares of MakeMyTrip representing approximately 49.0% and 4.0% of MakeMyTrip’s total voting rights, respectively.

Deep Kalra, Chairman and Group CEO of MakeMyTrip, said: “We are grateful for the unstinting support Naspers has provided us over the last couple of years. We have worked with Ctrip in the past years and are excited to take this partnership to the next level. We will leverage this investment to benefit from the tremendous growth potential in travel and tourism between our two countries.”

Rajesh Magow, Co-founder and CEO-India of MakeMyTrip, said: “Today’s announcement provides a major boost for MakeMyTrip and the rapidly growing travel industry in India. This partnership will benefit all our stakeholders including employees, customers and business partners. We look forward to working with the Ctrip team to continue to take our business to the next level.”

“Over the past years we have witnessed the great achievements of MakeMyTrip, and we are confident that MakeMyTrip will extend its success in the future,” said James Liang, Co-founder and Executive Chairman of Ctrip. “We are also delighted to welcome Naspers to become our shareholder. Ctrip will continue to work hard to create greater value for our customers, our partners and all shareholders”, Jane Sun, CEO of Ctrip commented.

“MakeMyTrip has transformed travel in India and beyond since 2000. The agreement we have announced today is a significant step in the growth ambitions of both MakeMyTrip and Ctrip and we believe continuing to support them as a shareholder will create additional value for Naspers and our shareholders,” said Bob van Dijk, Naspers CEO.

The transaction is expected to close as soon as practicable in the second half of 2019 and is subject to customary closing conditions, including the requisite regulatory approvals.

About MakeMyTrip Limited

We own and operate well-recognized online brands, including MakeMyTrip, goibibo and redbus. Through our primary websites, www.makemytrip.com, www.goibibo.com, www.redbus.in, and mobile platforms, travelers can research, plan and book a wide range of travel services and products in India as well as overseas. Our services and products include air ticketing, hotel and alternative accommodations bookings, holiday planning and packaging, rail ticketing, bus ticketing, car hire and ancillary travel requirements such as facilitating access to third-party travel insurance and visa processing. We provide our customers with access to all major domestic full-service and low-cost airlines operating in India and all major airlines operating to and from India, over 61,500 domestic accommodation properties in India and more than 500,000 properties outside of India, Indian Railways and all major Indian bus operators.

For more details, please contact:

Jonathan Huang

MakeMyTrip Limited

Vice President - Investor Relations

+1 (917) 769-2027

jonathan.huang@go-mmt.com.com